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                           Filed by Simplex Solutions, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487


         This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

         The following is the text of an internal Q&A document provided to certain Simplex employees on April 25, 2002:

SIMPLEX/CADENCE MERGER

INTERNAL Q&A

Q. What is the deal?

Under the terms of the agreement, Cadence will acquire Simplex in a tax-free, stock-for-stock merger with an aggregate equity value of approximately $300 million, or $18 per share of Simplex common stock, at the time of announcement. Upon closing of the merger, Simplex stockholders will receive in exchange for each outstanding share of Simplex stock held by them between 0.924 and 0.756 shares of Cadence common stock, depending on the price of Cadence common stock prior to the closing. The merger is expected to be completed in the third quarter of 2002. The merger is subject to certain conditions, including compliance with applicable regulatory requirements and the approval of Simplex's stockholders.


Q. Why isn't the price higher, given the potential of the X Architecture?

Cadence absolutely values X. We went through a detailed due diligence discussion about all the technology, and the X discussions were especially detailed. We believe that a 50% premium over our stock price is an extremely good price in the current market.


Q. Why is this deal better than trying to make it on our own?

We believe this allows us to realize our vision faster and more effectively. Customers need powerful and complete solutions for 0.13-micron and below, and we can make that happen faster together than we can separately. The combination of a powerful, all-embracing sales channel, a broad range of technologies, and the ability to deploy complete design solutions in product and service will create a winning combination.


Q. Why now? (I thought we were doing well and committed to an independent path -- did something happen to change that?)

We are doing great. There are two primary reasons why this makes sense to do now. Firstly the customer value is much greater together than separately because we can broadly deploy our capabilities as part of complete solutions. Secondly, there's incredible
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technical and business synergy. Both companies are leaders in physical design.
Our technology is most often sold in the context of a Cadence design environment. We share customers and have very little effective overlap. We already have 90 days of experience working together through the OEM deal, and it's become clear that we bring a lot to the party.


Q. Did this have something to do with our lower revenue numbers in the past couple of quarters?

Not at all. As we have said many times, we can build better solutions together, and create more value for our customers.


Q. Why Cadence?

As stated above, there's great synergy in the technology. Cadence also recognizes the high quality of the people at Simplex, and they are looking for us to be leaders in transferring the strengths of our company and approach to the new structure.


Q. How will customers respond to the acquisition?

A. Customer reaction to the OEM deal has been overwhelmingly positive, and where we have spoken to customers, the reaction to the acquisition has also been extremely positive.


STOCK


Q. How will my stock options be affected?

Upon closing of the merger, your options, vested and unvested, will automatically be converted into Cadence common stock options subject to the same terms and conditions and vesting schedules. The exchange ratio is the same as the deal exchange ratio. Details of this conversion will be provided after the merger has been completed.

You will receive a detailed packet regarding your options approximately 45-days following the close of the merger. During this period you will be restricted from trading.


Q. Will my options be subject to a new vesting schedule?

There will be no change to your current vesting schedule.


Q. How will the Simplex Employee Stock Purchase Plan be handled?

The current ESPP purchase period ends on 4/30/02. Your contributions to the ESPP plan will go toward the purchase Simplex stock as normal.

Effective as of the closing date of the merger, the Simplex ESPP will cease and employees will be eligible to join the Cadence ESPP effective August 1, 2002, provided that the merger closes prior to July 16.

INTEGRATION PLANS


Q. What is the timeframe for the transition?
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We are planning for three months.


Q. Who is on the transitional team?

The team is not yet determined.


Q. Will we function as a company unit still?

For the remainder of this year, the software business will stay together. The Design Foundry team will begin to work with Tality, where we have been asked to play a leadership role in helping strengthen that organization and to transfer our skills and best practices.

Until the merger closes, it will be business as usual. We are required by law to continue to operate as an independent company. We will continue to be aggressive in the field and meet our sales quotas. We have a great reputation among our customers and we should continue to strive to meet and exceed their expectations.

Q. Will the Simplex brand survive? If so, how?

There are a number of branding questions relating to product names, organization names, trademarks and of course the corporate name. There are a lot of decisions yet to be made regarding the most effective ways to leverage our brands in a unified strategy going forward.


Q. Will we be moving into the Cadence corporate offices?

Not immediately. Cadence has many facilities in the Bay Area and around the world. We will put together a transition team to assess the most effective ways to integrate the companies and to make sure the right decisions are made and implemented.


Q. What about the field offices? Will they remain open?

Over time, we anticipate that it may make sense to integrate field offices, although no action will be taken, of course, until after the merger closes.

EMPLOYMENT AND COMPENSATION


Q. When do we officially become Cadence employees?

Employees of Simplex will become Cadence employees upon the closing of the merger.


Q. What about benefits?

Your benefits will convert to Cadence benefits upon the closing of the merger. Cadence offers a comprehensive and very competitive benefits package. The employees will be eligible for coverage day one.

A complete benefits summary will be provided by the end of this month.


Q. Will I be given full credit for my years of service with Simplex?

Yes

Q. If I have worked for Cadence in the past will my service be bridged?

Yes.
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Q. When will I receive a job offer from Cadence?

You will receive a confirmation of employment letter from Cadence prior to the closing of the merger.


Q. If I don't accept employment with Cadence will I receive a severance package?

No, should you decide not to accept employment with Cadence you will be considered to have resigned your position.


Q. Will any stock grants be part of the job offers?

No, your compensation and stock will remain the same following the closing of the merger.


Q. Will everyone receive a job offer?

The SoCV and HC teams will remain intact and will continue to report to Aki. Design Foundry, under Aurangzeb, will continue to report to Penny. The rest of the organization will be reviewed for fit within Cadence. There are many opportunities within Cadence and we believe that they will take advantage of the merger to fill internal openings.


Q. Will I still be reimbursed for my DSL line?

Yes


Q. Are the levels the same? (ie, Engineer, Sr. Engineer, Staff, etc.) If not, what will be the mapping?

Cadence has very similar levels.


Q. Do they have MBO programs? Are the base, bonus ratio the same at different levels?

Cadence has a Key Contributor Program that includes all employees. It is based on the Company, Customer, Business Unit, Regional and Individual performance.


Q. Will I still work on the same projects on the same schedule?

In General, yes.


Q. I have heard they have layoffs all the time ... is my job at risk?
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Cadence has not had a lot of layoffs. They believe layoffs should be the last resort.


SALES AND MARKETING


Q. After the merger closes, will we still all be supporting our current products?

There's very little overlap. As would be the case within Simplex, we continually evaluate which products to grow, which to put on the back burner, and which to end-of-life. The good news is that Cadence wants all our products, and recognizes the value of all our products.

Until the merger closes, of course, we will continue to aggressively support all of our products.


Q. How will sales be integrated?

After close, we anticipate that our sales team will function as an "overlay" to the current Cadence sales force. The overlay team will specialize in the Simplex products, helping Cadence people to sell effectively. Over time, a full integration will take place, and our sales people will have the opportunity to take on a territory if that's what they want to do. It's really important that we go on functioning in terms of bringing in revenue and meeting customer needs.


Q. Is Cadence really committed to the continued development of our technologies like FX, NX, and the X Architecture?

Their commitment is not in doubt. On the investor conference call, Ray Bingham made it quite clear that the X technology and the supply-chain work with the X Initiative is extremely interesting, and they look forward to seeing our new technologies brought to market.


Q: Will Cadence continue the investment in the X Architecture interconnect technology?

Yes, Aki Fujimura and Steve Teig will continue to lead this effort as before. Both Aki and Steve will have significant leadership roles. Toshiba is an excellent partner for X and for Cadence, so together we look forward to increasing the value we bring to Toshiba and future licensees.


Q: What will happen to the X Initiative? Is Cadence now a member?

A: It's business as usual with the X Initiative whose momentum continued this week with ASML's membership and results, removing yet another manufacturing barrier and incorporating the lithography segment into the working X Architecture supply chain.

SPC, a Cadence company, is already an X Initiative member. Jan Willis will continue to lead the X Initiative's efforts as before.


Q: Will Cadence continue the investment in Simplex's Foundry Program and COSMIC test chips?
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Yes, the fabless business model is well established and a strong technical collaboration on software models and silicon validation with the foundries is critical to our mutual customer's success. Simplex broke new ground 5 years ago in recognizing this need by creating the industry's first interconnect centric Foundry Program and the COSMIC open source standard for interconnect test chips.


Q: Will Cadence continue the investment in Simplex's IP Partners Program?

Yes, IR Drop is fatal to today's .18 micron and .13 micron chips and the IP Program is key to proliferating Simplex's power grid signoff capability through the availability of accurate models of cores, memories and standard cells. ARM has been a leader in this effort with Simplex.


Q: Will Simplex products continue to interface to Avant!'s P&R tools?

Yes, provided Avant! and Synopsys don't cut off support.


Additional Information about the Proposed Merger and Where to Find It

         Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, (408) 943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

         Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders,
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which was filed with the Securities and Exchange Commission on January 10, 2002.
This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085,
(408) 617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus when it becomes available.


Cautionary Note Regarding Forward-Looking Statements

         This document contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the benefits, strategies, valuation and opportunities relating to the proposed merger; intentions, beliefs and expectations regarding products, technologies, initiatives and programs; and the integration of the companies and Simplex employees and leaders. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for certain products or technologies; the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's or Simplex's products; and shifts in strategic focus due to changes in demand or actions by competitors. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Simplex's and Cadence's most recent filings with the Securities and Exchange Commission. Simplex undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this document.